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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4*)

                             EXCO Resources, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.02 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  269279 20 4
           --------------------------------------------------------
                                 (CUSIP Number)

                               William L. Boeing
                             Haynes and Boone, LLP
                        1600 North Collins, Suite 2000
                             Richardson, TX 75080
                                (972) 680-7550
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              February 11, 2002
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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CUSIP No. 269279 20 4

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
    Douglas H. Miller
-------------------------------------------------------------------------------

 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /
    (b) / /
-------------------------------------------------------------------------------

 3. SEC Use Only

-------------------------------------------------------------------------------

 4. Source of Funds (See Instructions)
    PF
-------------------------------------------------------------------------------

 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
-------------------------------------------------------------------------------

 6. Citizenship or Place of Organization
    United States
-------------------------------------------------------------------------------

Number of      7. Sole Voting Power  Douglas H. Miller - 844,798(1)(2)(3)
Shares        -----------------------------------------------------------------
Beneficially   8. Shared Voting Power  0
Owned by      -----------------------------------------------------------------
Each           9. Sole Dispositive Power  Douglas H. Miller - 844,798(1)(2)(3)
Reporting     -----------------------------------------------------------------
Person With   10. Shared Dispositive Power  0
-------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    Douglas H. Miller - 844,798(1)(2)(3)



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 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [X](1)
-------------------------------------------------------------------------------

 13. Percent of Class Represented by Amount in Row (11)
     Douglas H. Miller - 11.4% (voting, dispositive)(1)(2)(3)
-------------------------------------------------------------------------------

 14. Type of Reporting Person (See Instructions)
     Douglas H. Miller - IN
-------------------------------------------------------------------------------

(1) The number reported does not include 16,500 shares of Common Stock owned by The Miller's Children's Trust, a Trust created by the Reporting Person. The Reporting Person is neither the Trustee nor a beneficiary of The Miller's Children's Trust.

(2) The number reported does include 177,500 shares currently exercisable and/or vesting by May 31, 2002, under the 1998 Stock Option Plan.

(3) The number reported does include 91,690 shares of 5% Convertible Preferred Stock that are immediately convertible into 91,690 shares of Common Stock.


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        This Amendment No. 4 to Schedule 13D amends Schedule 13D dated
December 9, 1997 and filed December 18, 1997, as amended by Schedule 13D/A dated December 19, 1997 and filed December 22, 1997, as amended by Schedule 13D/A dated August 13, 1998 and filed August 20, 1998, as amended by Schedule 13D/A dated September 15, 1998 and filed September 24, 1998 (collectively, with all amendments thereto, the "Schedule 13D"), of Douglas H. Miller relating to the Common Stock of EXCO Resources, Inc., a Texas corporation. This Schedule 13D is being filed VOLUNTARILY by Douglas H. Miller; no "material" acquisitions or dispositions of EXCO Common Stock by Douglas H. Miller have triggered the reporting requirements of Schedule 13D since the last amendment was filed on September 15, 1998.

ITEM 1. SECURITY AND ISSUER:

        Item 1 is hereby amended:

        (c)     Address of Issuer's Principal Executive Offices:

                6500 Greenville Avenue, Suite 600, LB 17
                Dallas, Texas  75206

ITEM 2. IDENTITY AND BACKGROUND:

        Item 2 is hereby amended:

        (b)     Residence or Business Address:

                6500 Greenville Avenue, Suite 600, LB 17
                Dallas, Texas  75206

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

        Item 3 is hereby amended by the addition of the following paragraphs:

        "On September 15, 1998, Mr. Miller received a loan in the form of a promissory note from the company for $450,000. The loan is secured by a pledge of 75,000 shares of Mr. Miller's Common Stock in the company. The company loaned the money to Mr. Miller to enable him to exercise options granted to him under the 1998 Stock Option Plan. Mr. Miller is obligated to pay the company accrued interest at the lower of either 6.8125% or the maximum nonusurious annual interest rate allowed under Texas law. The accrued interest must be paid annually on the anniversary of the loan date. The unpaid principal balance of the loan was due and payable on September 15, 2001. Mr. Miller renewed this loan on September 15, 2001. The terms of the loan remain the same, except that the unpaid principal balance of the loan is now due and payable on September 15, 2004, and the interest rate is now the lower of either 4.58% or the maximum nonusurious annual interest rate allowed under Texas law.

        On November 29, 1999, Mr. Miller received a loan in the form of a promissory note from the company for $465,625. The loan is secured by a pledge of 77,500 shares of Mr. Miller's Common Stock in the company. The company loaned the money to Mr. Miller to enable him to exercise options granted to him under the 1998 Stock Option Plan. Mr. Miller is obligated to pay the company accrued interest at the lower of either 7.0% or the maximum nonusurious annual interest rate allowed under Texas law. The accrued interest must be paid annually on the anniversary of the loan date. The unpaid principal balance of the loan is due and payable on November 29, 2002.

        Mr. Miller also acquired shares of EXCO Common Stock through a combination of director fees, 401(k) contributions and personal funds."

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ITEM 4. PURPOSE OF THE TRANSACTION:

        Item 4 is hereby amended by adding the following paragraphs:

        "Mr. Miller's transactions in EXCO Common Stock since the Amendment No. 3 to Form 13-D filed on September 24, 1998, have been effected for investment purposes. From time to time, Mr. Miller may purchase additional shares of Common Stock.

        Except as set forth above, Douglas H. Miller has no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

        Item 5 is hereby replaced with the following:

"(a) and (b): See items 7 through 11 on the cover page of this Amendment No. 4 to Schedule 13D.

(c): During the past 60 days, Douglas H. Miller effected the following transaction:

        On January 1, 2002, Mr. Miller received 223 shares of Common Stock with a basis of $16.80 per share as consideration for his service as a director of EXCO, pursuant to the EXCO Resources, Inc. 1998 Director Compensation Plan, which was approved by the shareholders on April 20, 1999.

(d):    None.

(e):    Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Item 7 is hereby amended by adding the following Exhibits:

        1.      Promissory Note dated November 29, 1999 by and between
                Douglas H. Miller, as maker, and EXCO Resources, Inc., as payee.

        2.      Pledge Agreement dated November 29, 1999 by and between
                Douglas H. Miller, as pledgor, and EXCO Resources, Inc., as the secured party.


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        After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

                                                /s/ DOUGLAS H. MILLER
                                                ------------------------------
                                                Douglas H. Miller


February 11, 2002